

Mail Stop 4720

December 9, 2015

Sean P. Nolan
President and Chief Executive Officer
AveXis, Inc.
2275 Half Day Rd, Suite 160
Bannockburn, Illinois 60015

Re: **AveXis, Inc.**
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted November 25, 2015
CIK No. 0001652923

Dear Mr. Nolan:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

If we are unable to build and integrate our new management team…, page 42

1. We note your revised disclosure in response to our prior comment 7. Please revise your disclosure to provide your reasonable best estimate of the amount of time Dr. Kaspar devotes to your business activities. We also note your revised conflict of interest disclosure generally relates to Dr. Kaspar's ability to devote sufficient attention to your affairs. Please expand this discussion, if applicable, to discuss any other material risks related to his dual service (e.g., the development of competing technologies).

Strategic Collaborators and Relationships, page 115

2. We note your revised disclosures in response to our prior comment 12. Please describe briefly the "licensed products" for each of your licensing agreements. We also note your

agreements with each of REGENXBIO and Asklepios include sublicensed patents from the University of Pennsylvania and the University of North Carolina, respectively. Please revise your disclosure to discuss briefly your rights to the sublicensed intellectual property in the event of, and the risks related to, a default or termination of the underlying agreements between your licensors and each of the University of Pennsylvania and the University of North Carolina.

Restricted Stock Granted to Non-Employees, page F-38

3. Refer to your response to our prior comment 20. You refer to "accelerated attribution method" in Notes 2 and 12 and in MD&A under Stock-Based Compensation with respect to how you recognize employee and non-employee awards. We do not believe that disclosure of this method alone provides information as to how you recognize compensation expense. Please tell us where this method is defined in authoritative literature, or disclose specifically how you apply this method to your awards. In this regard, it is not clear whether you apply this method only to awards with graded vesting as referred to in ASC 718-10-35-8, which provides two methods of recognition, both of which use a straight-line basis.

You may contact Jacob Luxenburg at (202) 551-2339 or James Rosenberg at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Tara Keating Brooks at (202) 551-8336, Amy Reischauer at (202) 551-3793, or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Via E-mail
    Divakar Gupta
    Cooley LLP